UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                  October, 2005

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yonge Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..X..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

October 19, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Alamos Gold Inc. (the "Company")
Suite 1503, 110 Yonge Street
Toronto, Ontario
M5C 1T4

Item 2.

Date of Material Change

October 19, 2005

Item 3.

News Release

The news release was issued at Toronto, Ontario on October 19, 2005.

Item 4.

Summary of Material Change

The Company announced that it is progressing toward commercial production at the Mulatos Mine in Sonora, Mexico.  Construction is scheduled for completion in December when the project should achieve the feasibility production rate of 10,000 tonnes of ore per day.  At the feasibility rate the mine will yield production up to 150,000 ounces of gold per year over a mine life of ten years.

Item 5.

Full Description of Material Change

Reference the accompanying news release dated October 19, 2005.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey
President and Chief Executive Officer
416.368.9932 (ext 203)

Item 9.

Date of Report

Dated at Toronto, Ontario this 19th day of October, 2005.

Wednesday, October 19, 2005	For Immediate Release

Construction on Schedule for Alamos Gold's Mulatos Mine

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX:AGI) is progressing toward commercial production at the Mulatos Mine in Sonora, Mexico.  Construction is scheduled for completion in December when the project should achieve the feasibility production rate of 10,000 tonnes of ore per day.  At the feasibility rate the mine will yield production up to 150,000 ounces of gold per year over a mine life of ten years.

Initial production of Mulatos is derived from the Estrella Pit, which contains reserves of 36.4 million tonnes grading 1.64 grams per tonne gold (g/t) (calculated at a gold price of US$350 per ounce at a 0.8 g/t cutoff grade; approximately 1.9 million contained ounces of gold).  Drilling has been ongoing at the adjacent El Salto and Escondida Zones in order to increase resources and upgrade measured and indicated resources to reserves. Current reserves are contained within a measured and indicated resource of 62.3 million tonnes grading 1.51 g/t, (employing a 0.6 g/t cutoff grade; approximately 3 million contained ounces). http://www.alamosgold.com/operations/default.asp.

Mine Development

Major components of the Mulatos Mine are currently operational, including the carbon plant, mining and haulage equipment, personnel facilities accommodating 250 full time employees and Phase I of the leach pad area.

The crusher-conveying system is scheduled for completion in December. The crusher facility has a capacity to process up to 17,500 tonnes per day. The conveyor system can carry up to 20,000 tonnes per day of crushed ore over a distance of 1,600 meters from the crusher site to the leach pad. Commissioning of the system will be ongoing as sections are completed during the fourth quarter. Construction is expected to be completed before year-end and the mine fully operational, with some minor work extending into 2006. The current estimate for cost at completion is less than $78 million.

In addition to initial budgeted capital expenditures, Alamos will invest in additional haulage capacity to accelerate development and increase planned mining rates for 2006 and beyond. Five additional low mileage 100-tonne trucks have been contracted for delivery in the fourth quarter of 2005, and an additional four new 100-tonne trucks will be financed on a capital lease basis for delivery in the first quarter of 2006. Alamos is currently preparing its 2006 mine plan with this increased haulage capability.

Operations

At the end of September, Alamos had delivered to the leach pad, 377,000 tonnes of uncrushed run-of-mine ore grading 1.1 g/t. There was also an additional 241,000 tonnes of mostly colluvium in stockpile awaiting screening before being placed on the leach pad as a highly permeable drainage layer on top of the plastic pad liner. Block model reconciliations for full benches at Estrella to date show close correlation to the reserve block model, exhibiting slightly higher overall gold content within ore-grade blocks.

Gold production in the third quarter 2005 was 2,130 ounces of gold in dore, of which 1,000 ounces of gold had been refined and sold by the end of the third quarter. Cost of production to be reported in operations on a per-ounce basis for the third quarter will not be indicative of feasibility-level average costs Alamos expects to incur when mine construction is completed and the crusher-conveyer system is in operation.

Several factors related to pre-production development impact third quarter production costs. The highest cost factor is related to the pre-strip waste-to-ore ratio, which is significantly higher than the feasibility life-of-mine average (5:1 vs. 1.4:1). Hauling ore from the pit to the leach pad had an effect on costs since the distance is substantially farther than hauling or to the crusher site which is close proximity to the pit. Gold recovery for uncrushed run of mine ore is expected to be marginally lower and slower than the feasibility rates, which assumes the ore will be crushed to sizes that optimize recoveries. Offsetting these factors is the cost saving derived by leaching un-crushed ore and generating gold production up to six months in advance of completing the construction of the mine.

Pre-stripping of overburden at Estrella is continuing and provides ore-grade material to the leach pad and waste rock to provide fill for construction. A total of 3 million tonnes of material is being mined at a 5:1 waste-to-ore ratio, with approximately 1 million tonnes left to remove. The rate of mining and hauling has been steadily increasing and now exceeds an average of 50,000 tonnes per day.  Alamos is currently giving priority to mining waste from the pit to provide fill necessary to facilitate proper grading of the conveyer route. Mining of ore will resume in November. This sequence of mining will impact fourth quarter 2005 gold production, now anticipated to be between 7,000 and 9,000 ounces.

Exploration

The El Salto/Mina Vieja development program is in its final stage of resource and reserve estimation. The El Salto resource area is located directly north of the Estrella Pit, and Mina Vieja adjoins the El Salto area to the east and is the site of the historic production at Mulatos.The timeline for completion was extended  in order to complete 26 drill holes not in the original plan added to follow mineralization extensions, and to complete additional check assays at the request of the consultant completing the resource model.  Mineral blocks are currently being defined and results are expected shortly.

A development drift connecting the Escondida and El Victor Zones was initiated to complete development drilling from underground along a two kilometer mineralized structural corridor. Approximately 780 meters of a total 1,700 meter drift has been completed from portals at opposing ends of the drift. An additional 150 metres of tunneling for drill stations has been completed. Excellent ore-grade continuity has been established in the development zones. Most of the development muck taken from the drift (97% from the Escondida portal and 65% from El Victor) has been ore-grade material averaging 1.0 g/t. A total of 13,500 tonnes of material has been trucked to the leach pad.

Drill stations have been established for a minimum of 70 holes, with one underground core rig currently drilling in the Escondida zone. To date 670 meters have been completed in five holes. Two additional rigs are scheduled to arrive on the property in the fourth quarter. A ventilation hole was drilled from surface through a tabular high-grade zone overlying the underground development drift and returned 12.2 g/t over 10.67 meters. Additional holes will be added to test grade distribution within this zone.

Alamos is currently drilling regional grass roots targets at both the El Jaspe and Los Bajios areas. The first 12-holes of a 20 -hole El Jaspe program have returned some encouraging results. Best intervals to date are 2.25 g/t over 6.1 meters, 1.46 g/t over 7.6 meters, and 0.85 g/t over 13.7 meters within an approximately 50m interval of sub-cut off grade (0.5 g/t) material; strongly elevated silver is also coincident with the gold mineralization. Although generally low grade, mineralization is locally heavily oxidized and close to surface. Additional holes will be added to identify the feeder structures. Results are pending for the twenty  holes currently completed at West Bajios to test a combination of geologic and geophysical targets.

The district and resource expansion exploration programs are being carried out under the direction of Ken Balleweg, Vice President of Exploration, and a qualified person under NI 43-101.

Release of Financial Information

Financial results for the period ended September 30, 2005 will be released on or before November 14, 2005. Alamos will host a conference call to discuss operating and exploration results on Tuesday November 15, 2005 at 8:00 am PST/11:00 a.m. EST.

You may access the call by calling the operator at 416-695-6120 or toll free 1-800-766-6630 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275 or North America toll free 1-888-509-0082.

The meeting will be webcast by CCN Matthews and can be accessed from Alamos' web site at www.alamosgold.com.

Alamos common shares are traded on the Toronto Stock Exchange under the symbol "AGI" and convertible debentures under the symbol AGI.DB".

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.